November 7, 2024

Lewis Fanger
Chief Financial Officer
Full House Resorts, Inc.
One Summerlin
1980 Festival Plaza Drive, Suite 680
Las Vegas, NV 89135

       Re: Full House Resorts, Inc.
           Registration Statement on Form S-3
           Filed November 4, 2024
           File No. 333-282987
Dear Lewis Fanger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Michael S. Shalmy, Esq.